06014632

RECEIVED
2006 JUN 23 P 1:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIBERTY INTERNATIONAL

June 14, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

SUPPL

**Re: Liberty International PLC**
**Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**
**File No. 82-34722**

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Appointment of Ian Hawksworth as Managing Director of Capital & Counties".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

PROCESSED
JUN 23 2006
THOMSON FINANCIAL

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

14 June 2006

**LIBERTY INTERNATIONAL PLC**

**APPOINTMENT OF IAN HAWKSWORTH AS MANAGING DIRECTOR OF CAPITAL & COUNTIES**

Liberty International PLC ("Liberty International") is pleased to announce the appointment of Ian Hawksworth as Managing Director of Capital & Counties, a wholly-owned subsidiary of Liberty International, with effect from 1 September 2006. He will also be joining the Board of Liberty International as an Executive Director, succeeding John Saggers who reaches his normal retirement date in the Autumn and will be stepping down as Managing Director of Capital & Counties in September and as an Executive Director of Liberty International at the end of October.

John has made a significant and valuable contribution to the affairs of Capital & Counties and to the Board of Liberty International, with responsibilities which have over his 33 year career with the group included UK commercial property, shopping centres and the group's international interests in the US and, formerly, Australia.

He is very pleased to welcome as his successor Ian Hawksworth (40), a chartered surveyor by training, who has been employed by Hongkong Land since 1993 and has been an Executive Director from 1996 until 2006 when he decided to relocate with his family to the UK. Ian's most recent role at Hongkong Land was as the Director responsible for Commercial Property. He has also been closely involved with Hongkong Land's regional expansion over the last five years into other Asian locations. Hongkong Land is one of Asia's leading property and infrastructure investment, management and development groups, owning and managing some 600,000$m^2$ of prime office and retail space in the heart of Hong Kong's Central business district.

Sir Robert Finch, Chairman, commented: "We are delighted to announce Ian Hawksworth's appointment as Managing Director of Capital & Counties; he will bring a wealth of expertise and experience to the role. Capital & Counties has an excellent asset base and track record

with an increasingly important retail business in Central London, elsewhere in the UK and in California. These activities complement our strong regional shopping centre business and we intend to continue to develop Capital & Counties' operations to the benefit of the overall activities of the group. We look forward immensely to Ian's arrival and to his contribution to the work of our Board."

Susan Folger
Company Secretary
On behalf of the Board of Liberty International PLC

*This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Liberty International PLC to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.*

**Enquiries:**


| | | |
|---|---|---|
| **Liberty International PLC** | | |
| Sir Robert Finch | Chairman | +44 (0)20 7960 1273 |
| David Fischel | Chief Executive | +44 (0)20 7960 1207 |
| **Public Relations** | | |
| UK: Michael Sandler | Hudson Sandler | +44 (0)20 7796 4133 |
| SA: Matthew Gregorowski (UK) | College Hill Associates | +44 (0)20 7457 2020 |
| Nicholas Williams (SA) | College Hill Associates | +27 (0)11 447 3030 |